Reliance Infrastructure
Anil Dhirubhai Ambani Group



10015802

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 28, 2010

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated May 23, 2010 attaching therewith a media release on cancellation of all existing non-compete agreements.
2.	Letters dated May 28, 2010 attaching therewith a media release on agreement to transfer shares of BSES Kerala Power Limited and Reliance Goa & Samalkot Power Limited to Reliance Power Limited.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary



Encl: as above



RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Registered Office: Reliance Energy
Centre, Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763
www.rinfra.com

May 23, 2010

The General Manager
Corporate Relationship Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037 / 39 / 41 / 61 / 3121 / 3719
BSE Scrip Code : 500390

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237 / 38
NSE Symbol : RELINFRA

Dear Sir,

Sub: **Media Release**

We enclose herewith the Media Release dated May 23, 2010 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: as above

Reliance
Anil Dhirubhai Ambani Group

Media Release

Reliance Industries and Reliance ADA Group hopeful and confident of creating overall environment of harmony, co-operation and collaboration between the two groups

All existing non-compete agreements between the two groups executed in January 2006 cancelled

A new, simpler non-compete Agreement executed limited to only Gas Based Power Generation

RIL and Reliance Natural Resources Ltd. will expeditiously negotiate Gas Supply arrangements, as per Supreme Court order, and hope to conclude negotiations very soon

Both groups to benefit from enhanced operational and financial flexibility, and greater ability to participate in high growth sectors of the Indian economy

Measures eliminate room for any further disputes between the two groups, on matters relating to the scope and interpretation of the non-compete obligations

Mumbai, May 23, 2010: Reliance Industries Ltd. (RIL), led by Shri Mukesh D. Ambani, and Reliance ADA Group companies, Reliance Communications Ltd., Reliance Infrastructure Ltd., Reliance Natural Resources Ltd., and Reliance Capital Ltd., led by Shri Anil D. Ambani, have today approved and signed an Agreement cancelling all existing non-compete arrangements entered into between the two groups in January 2006 pursuant to the scheme of reorganization of the Reliance Group, and entered into a new, simpler non-compete Agreement with respect to only Gas Based Power Generation.

The above Agreements have been approved by the Boards of Directors of RIL and the respective Reliance ADA Group companies.

The cancellation of the existing non-compete Agreement as above will provide enhanced operational and financial flexibility to both groups, and greater ability to participate in high growth sectors of the Indian economy, such as oil and gas, petrochemicals, telecommunications, power, and financial services. However, RIL has agreed not to enter into the Gas Based Power Generation Business for the period upto March 31, 2022. An appropriate exception has been made in respect of RIL's captive gas based power plants.

These developments will eliminate any room for any further disputes between the two groups, on matters relating to the scope and interpretation of the non-compete obligations.

Reliance
Anil Dhirubhai Ambani Group

Media Release

RIL and Reliance Natural Resources Ltd. (RNRL) will expeditiously negotiate Gas Supply arrangements, in accordance with the order of the Hon'ble Supreme Court of India, and hope to conclude these negotiations very soon.

RIL and Reliance ADA Group are hopeful and confident that all these steps will create an overall environment of harmony, co-operation and collaboration between the two groups, thereby further enhancing overall shareholder value for the shareholders of both groups.

Reliance Industries and Reliance ADA Group are committed to fulfilling the vision of their legendary founder, Shri Dhirubhai Ambani, and contributing to the future growth of the Indian economy.

About Reliance ADA Group: The Reliance Anil Dhirubhai Ambani Group is among India's top three private sector business houses on all major financial parameters. Across different companies, the group has a customer base of nearly 200 million, the largest in India, and a shareholder base of over 12 million, among the largest in the world.

The interests of the Group range across telecommunications, generation, transmission and distribution of power, financial services, infrastructure and media and entertainment.

For further information, please contact:

Ravi Sodhi + 91 9350599987

Gaurav Wahi +91 9323613245

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 28, 2010

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Ref : **Agreement to transfer shares of BSES Kerala Power Ltd and Reliance Goa & Samalkot Power Limited to Reliance Power Ltd**

The Committee of Directors, as authorized by the Board of the Company, at its meeting held on May 27, 2010, has taken the following decisions.

1. To sell the entire share capital of BSES Kerala Power Ltd (BKPL) which owns and operates the 165 MW thermal power station at Kochi held by the Company to Reliance Power Limited.

2. To sell the entire share capital of Reliance Goa and Samalkot Power Limited (RGSPL) held by Reliance Energy Generation Limited, the wholly owned subsidiary of RInfra to Reliance Power Ltd. In terms of the scheme of arrangement of the Company sanctioned by the Bombay High Court, the 48 MW power plant at Goa and the 220 MW power plant at Samalkot in Andhra Pradesh would be transferred to and vested in RGSPL.

M/s KPMG India Pvt Ltd who have been appointed by the Company for valuation, have carried out valuation of BKPL as also the Goa and the Samalkot plants of RGSPL.

The agreement to sell the shares will be given effect to after obtaining the requisite approvals, as may be required in this behalf and completion of all formalities related thereto.

A Press Release issued in this regard by the Company jointly with Reliance Power Ltd. Is enclosed.

Kindly bring the above to the notice of members.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl :

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Registered Office: Reliance Energy Centre, Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763
www.rinfra.com

Media Release

May 28, 2010

Reliance Power acquires 433 MW of generation assets from Reliance Infrastructure

Reliance Infrastructure operates 433 MW generation capacity, comprising of 220 MW at Samalkot in Andhra Pradesh, 165 MW in Kerala and 48 MW in Goa

Reliance Power to have over 1,000 MW operating capacity with present acquisition and 600 MW Phase I of Rosa Power Project in U.P.

All three plants have significant potential for capacity expansion

Transfer value of assets to be Rs 1095 Crore based on independent valuation by KPMG

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1. The committees of Directors, as authorized by the respective Boards of Reliance Infrastructure and Reliance Power, on 27th May 2010, have approved the transfer of 433 MW power generation assets of Reliance Infrastructure comprising of 220 MW at Samalkot (A.P.), 165 MW at Kochi (Kerala) and 48 MW at Zuarinagar (Goa) to Reliance Power.

2. These assets are held by subsidiaries of Reliance Infrastructure. The entire share capital of these subsidiaries has been agreed to be transferred by Reliance Infrastructure to Reliance Power to bring entire power generation portfolio under one roof. The transfer of these assets will take place after obtaining the requisite approvals.

3. With this acquisition and commissioning of its 600 MW Rosa Power Project in UP, Reliance Power will have over 1000 MW operating capacity under its portfolio.


Reliance Infrastructure Limited

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Registered Office: Reliance Energy Centre, Santa Cruz (East)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9763
www.rinfra.com

4. Reliance Power Limited, a part of Reliance Anil Dhirubhai Ambani Group is India's leading private sector power generation company and is implementing power projects with aggregate capacity of over 35,000 MW, by far the largest development portfolio in the country.

5. Transfer value of the three power plants to be Rs 1095 crore based on independent valuation by KPMG.

6. 220 MW combined cycle gas based power plant is located near Samalkot in Kakinada District of A.P. and has been supplying power to AP Transco under a 15 year PPA.

7. 165 MW combined cycle gas based power plant is located near Kochi in Kerala and has a 15 year Power Purchase Agreement with Kerala State Electricity Board (KSEB).

8. 48 MW combined cycle gas based power plant is located in Goa, which has been supplying power to Government of Goa as well as various industrial consumers in Goa.

9. All three plants have significant potential for capacity expansion

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For further information please contact:

Ravi Sodhi - 09313240404
Gaurav Wahi - 09322904680
Nagraj Rao - 09323342576


Reliance Infrastructure Limited